Policy Number: FC1410078

Contract Document

BAILLIE GIFFORD FUNDS

20 Apr 2014 to 20 Apr 2015

This Contract Document has been signed For and on behalf of Aon UK Limited on the date specified herein by:

Client Service Advisor	Executive Director / Authorised Signatory
AON UK LIMITED	AON UK LIMITED

Dated in London:	Dated in London:

SB 17/04/14 01 PR303/17

Policy Number: FC1410078

Table of Contents

I.	Jacket

II.	Schedule

III.	Broker Remuneration & Deductions

IV.	Signing Schedule

V.	Contract Wording and Endorsement

This document has been prepared by Aon UK Limited in its capacity as the broker who placed this contract. Aon UK Limited is not an insurer or reinsurer of this contract.

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Policy Number: FC1410078

Schedule

Unique Market Reference	BO823FC1410078

Type	Fidelity Bond Insurance

Insured	Baillie Gifford Funds

Address	c/o Baillie Gifford Overseas Limited
Carlton Square
1 Greenside Row
Edinburgh
EH1 3AN

Period of Insurance	From:	20 April 2014
	To:	20 April 2015
Both days at 12.01 am Local Standard Time at the Address of the Insured

Interest	Fidelity

Investment Company	Baillie Gifford Funds

The Emerging Markets Fund
The EAFE Fund
The International Equity Fund
The EAFE Choice Fund
The Global Alpha Equity Fund
The International Choice Fund
The North American Equity Fund

Limits	Coverage Form		Limit	Deductible
	1.	Employee	USD 2,500,000	USD 10,000
	2.	On Premises	USD 2,500,000	USD 10,000
	3.	In Transit	USD 2,500,000	USD 10,000
	4.	Forgery or Alteration	USD 2,500,000	USD 10,000
	5.	Extended Forgery	USD 2,500,000	USD 10,000
	6.	Counterfeit Currency	USD 2,500,000	USD 10,000
	7.	Threats to Person	USD 2,500,000	USD 10,000
	8.	Computer System	USD 2,500,000	USD 10,000
	9.	Voice Initiated Transfer Fraud	USD 2,500,000	USD 10,000
	10.	Uncollectible Items of Deposit	USD 2,500,000	USD 5,000
	11.	Audit Expense	USD 2,500,000	USD 5,000
	12.	Unauthorized Signature	USD 2,500,000	USD 10,000

Situation	Worldwide

Conditions	Financial Institution Investment Company Asset Protection Bond, amended as attached, wording to be agreed by leading underwriter only, plus endorsements;
	-	Compliance with Applicable Trade Sanction Laws Rider
	-	Policyholder Disclosure Notice of Terrorism Insurance Coverage
	-	Service of Suit (U.S.A.)

Company	Chubb Insurance Company of Europe SE

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Policy Number: FC1410078

Claims Payable in	USD

Notice of Claim Nominee	Notice of all claims and/or circumstances should be made to Insurers via ukficlaims@aon.co.uk. Notifications may be copied in writing to Head of Claims, Financial Services Group, Aon UK Limited, 8 Devonshire Square, London, EC2M 4PL, England.

Choice of Law and Jurisdiction	This contract (including without limitation any issues arising out of or in connection with its negotiation, validity, enforceability or other non-contractual disputes) is in all respects to be construed in accordance with and governed by New York, USA law only. Subject to any arbitration provision(s) in the contract (which will prevail over this provision), insurers and the insured agree:
	i)	That any dispute(s) arising out of or in connection with this contract are subject to the exclusive jurisdiction of the New York, USA Courts (“the Selected Court”);
	ii)	To comply with all requirements necessary to give the Selected Court jurisdiction;
	iii)	To waive any objection on the grounds of forum non conveniens or otherwise; and
	iv)	To not issue or cause to be issued any legal proceedings in respect of this contract in any country other than the country of the Selected Court except for legal proceedings to enforce a final judgment of the Selected Court or any interim proceedings to protect the position of either party in support of proceedings commenced or to be commenced in the Selected Court.

Premium	USD 5,280

Taxes payable by Insured and administered by Insurers	6% UK Insurance Premium Tax payable on 100% of the Premium

Taxes payable by Insurers and administered by the Insured or their agent	None

Payment Terms	None

Recording, Transmitting and Storing Information	Aon UK Limited may retain risk and claim data / information / documents electronically, and where this is done these documents shall be regarded with the same Legal effect as the original documents.

Insurer Contract Documentation	This contract will be evidenced by this document which details the contract terms entered into by the insurer(s), and constitutes the contract document.

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Policy Number: FC1410078

BROKER REMUNERATION & DEDUCTIONS

TOTAL BROKERAGE:	12.5%

AON CARRIER COMMISSION:	3.75%

OTHER DEDUCTIONS FROM PREMIUM:	None

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POLICY NUMBER: FC1410078

Signing Schedule

INSURER’S LIABILITY:

LMA3333

(Re)insurer’s liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning “signing” below.

In the case of a Lloyd’s syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member’s proportion. A member is not jointly liable for any other member’s proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd’s, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd’s syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd’s, at the above address.

Proportion of liability

Unless there is “signing” (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its “written line”.

Where this contract permits, written lines, or certain written lines, may be adjusted (“signed”). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of a Lloyd’s syndicate taken together) is referred to as a “signed line”. The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to “this contract” in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

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POLICY NUMBER: FC1410078

ORDER HEREON: 100% of 100%

SIGNING PROVISIONS:

Where the written lines hereon exceed 100% of the order, any lines written “to stand” are allocated in full and all other lines are signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the insurers.

However:

a)	in the event that the placement of the order is not completed by the commencement date of the period of insurance then all lines written by that date are signed in full;
b)	the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of insurance, by the documented agreement of the insured and all insurers whose lines are to be varied. The variation to the contracts will take effect only when all such insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

FIDELITY BOND INSURANCE

Placed With:

100%	CHUBB INSURANCE COMPANY OF EUROPE SE
100%	Order Hereon

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Policy Number: FC1410078

Part II:

Contract Wording and Endorsements

Supplemental Clauses

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Policy Number: FC1410078

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the INSURED, and subject to the Schedule made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the INSURED for:

Insuring Clauses

Employee

1.	Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

On Premises

2.	Loss of Property resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the INSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit

3.	Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

a.	in an armored motor vehicle, including loading and unloading thereof,

b.	in the custody of a natural person acting as a messenger of the INSURED, or

c.	in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

(1)	written records,

(2)	securities issued in registered form, which are not endorsed or are restrictively endorsed, or

(3)	negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Forgery Or Alteration

4.	Loss resulting directly from:

a.	Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

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Policy Number: FC1410078

b.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the INSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the INSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the Schedule of this Bond.

For the purpose of this INSURING CLAUSE, a mechanically or electronically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery

5.	Loss resulting directly from the INSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

a.	acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

(1)	bear a Forgery or a fraudulently material alteration,

(2)	have been lost or stolen, or

(3)	be Counterfeit, or

b.	guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the INSURED is a condition precedent to the INSURED having relied on such items. Release or return of such collateral is an acknowledgment by the INSURED that it no longer relies on such collateral.

For the purpose of this INSURING CLAUSE, a mechanically or electronically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money

6.	Loss resulting directly from the receipt by the INSURED in good faith of any Counterfeit money.

Threats To Person or Property

7.	Loss resulting directly from surrender of Property away from an office of the INSURED as a result of a threat communicated to the INSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive

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or to do harm to the Property of the INSURED provided, however, that prior to the surrender of such Property:

a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the INSURED who is not involved in such threat, and

b.	the INSURED has made a reasonable effort to notify the Federal Bureau of Investigation or local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any Employee of the INSURED, as set forth in the preceding paragraph, shall be deemed to be an INSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System

8.	Loss resulting directly from fraudulent:

a.	entries of data into, or

b.	changes of data elements or programs within,

a Computer System, provided the fraudulent entry or change causes:

(1)	funds or other property to be transferred, paid or delivered,

(2)	an account of the INSURED or of its customer to be added, deleted, debited or credited, or

(3)	an unauthorized account or a fictitious account to be debited or credited.

Voice Initiated Funds Transfer Instruction

9.	Loss resulting directly from Voice Initiated Funds Transfer Instruction directed to the INSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer’s account, provided such Voice Initiated Funds Transfer Instruction was:

a.	received at the INSURED’S offices by those Employees of the INSURED specifically authorized to receive the Voice Initiated Funds Transfer Instruction,

b.	made by a person purporting to be a Customer, and

c.	made by said person for the purpose of causing the INSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

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Policy Number: FC1410078

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit

10.	Loss resulting directly from the INSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

a.	redemptions or withdrawals to be permitted,

b.	shares to be issued, or

c.	dividends to be paid,

from an account of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the INSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the INSURED’S standard collection procedures have failed.

Audit Expense

11.	Expense incurred by the INSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the INSURED and covered by this Bond

Unauthorized Signature

12.	Loss resulting directly from the INSURED having accepted, paid or cashed any check or Withdrawal Order made or drawn on or against the account of the INSURED’S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the INSURED as a signatory on such account.

It shall be a condition to the INSURED’S right of recovery under this INSURING CLAUSE that the INSURED shall have on file signatures of all the persons who are signatories on such account.

General Agreements

Additional Companies Included As Insured

A.	If more than one corporation, or Investment Company, or any combination of them is included as the INSURED herein:

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(1)	The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2)	Only the first named INSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named INSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3)	The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named INSURED.

(4)	Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any INSURED shall constitute knowledge or discovery by all the INSUREDS for the purposes of this Bond

(5)	If the first named INSURED ceases for any reason to be covered under this Bond, then the INSURED next named on the APPLICATION shall thereafter be considered as the first named INSURED for the purposes of this Bond.

Representation Made By Insured

B.	The INSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

The INSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, intentional omission, intentional concealment or intentional incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices Or Employees - Consolidation Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company

C.	If the INSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the INSURED shall not have the coverage, afforded under this Bond for loss which has:

(1)	occurred or will occur on premises, or

(2)	been caused or will be caused by an employee, or

(3)	arisen or will arise out of the assets or liabilities,

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Policy Number: FC1410078

of such institution, unless the INSURED:

a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c.	on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control - Notice to a Company

D.	When the INSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the INSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

(1)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3)	the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys’ Fees

E.	The COMPANY will indemnify the INSURED for court costs and reasonable attorneys’ fees incurred and paid by the INSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the INSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

(1)	an Employee admits to being guilty of Larceny or Embezzlement,

(2)	an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

(3)	in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the INSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The INSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to

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conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the INSURED through attorneys selected by the COMPANY. The INSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the INSURED, no settlement without the prior written consent of the COMPANY nor judgment against the INSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in the Schedule for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney’s fees incurred that the LIMIT OF LIABILITY stated in the Schedule for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in the Schedule for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney’s fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys’ fees shall be in addition to the LIMIT OF LIABILITY stated in the Schedule.

Conditions And Limitations

Definitions

1.	As used in this Bond:

a.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the INSURED.

b.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

c.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

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d.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the INSURED for Voice Initiated Funds Transfer Instruction.

e.	Employee means:

(1)	an officer of the INSURED,

(2)	a natural person while in the regular service of the INSURED at any of the INSURED’S premises and compensated directly by the INSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the INSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3)	a guest student pursuing studies or performing duties in any of the INSURED’S premises,

(4)	an attorney retained by the INSURED and an employee of such attorney while either is performing legal services for the INSURED,

(5)	a natural person provided by an employment contractor to perform employee duties for the INSURED under the INSURED’S supervision at any of the INSURED’S premises,

(6)	an employee of an institution merged or consolidated with the INSURED prior to the effective date of this Bond,

(7)	a director or trustee of the INSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the INSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the INSURED, or

(8)	each natural person, partnership or corporation authorized by written agreement with the INSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

a.	creating, preparing, modifying or maintaining the INSURED’S computer software or programs, or

b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the INSURED,

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(9)	any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting record keeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a.	which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter (distributor) of such Investment Company, or

b.	which is a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the INSURED by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the INSURED’S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the INSURED to the COMPANY, and the INSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

f.	Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one’s own name, with or without authority, in any capacity for any purpose.

g.	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

h.	Investment Company either in the singular or plural, means the fund, sub-fund and any associated general partner, limited partner, limited liability partner, limited

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company, limited liability company or any similar entity included under Baillie Gifford Funds.

i.	Items of Deposit means one or more checks or drafts drawn upon a financial institution.

j.	Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

k.	Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit sharing agreement, collateral trust certificate, preorganisation certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers’ letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the INSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the INSURED acquired an interest at the time of the INSURED’S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the INSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the INSURED is liable therefor.

I.	Relative means the spouse of an Employee or partner of the INSURED and any child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

m.	Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

n.	Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the INSURED either directly or through one or more of its subsidiaries.

o.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

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Policy Number: FC1410078

p.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2)	of a type commonly dealt in on securities exchanges or markets, and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

q.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

r.	Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

s.	Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

t.	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the INSURED authorizing the INSURED to debit the customer’s account in the amount of funds stated therein.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable to All Insuring Clauses

2.	This bond does not directly or indirectly cover:

a.	loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

b.	loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the INSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

d.	loss of potential income not realized by the INSURED;

e.	damages of any type for which the INSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

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Policy Number: FC1410078

f.	costs, fees and expenses incurred by the INSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

g.	loss resulting from indirect or consequential loss of any nature;

h.	loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the INSURED who is not an Employee, acting alone or in collusion with others;

i.	loss, or that part of any loss, resulting solely from any violation by the INSURED or by any Employee:

(1)	of any law regulating:

a.	the issuance, purchase or sale of securities,

b.	securities transactions on security or commodity exchanges or the over the counter market,

c.	investment companies,

d.	investment advisors, or

(2)	of any rule or regulation made pursuant to any such law; or

j.	loss of confidential information, material or data except to the extent that such confidential information, material or data is used to support or facilitate the commission of an act otherwise covered by this Bond;

k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 1., 7. or 9.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.

3.	This Bond does not directly or indirectly cover:

a.	loss caused by an Employee, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

b.	loss through the surrender of property away from premises of the INSURED as a result of a threat:

(1)	to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the INSURED, provided that when such transit was initiated there was no knowledge by the INSURED of any such threat, or

(2)	to do damage to the premises or Property of the INSURED;

and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7

c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

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Policy Number: FC1410078

d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

e.	loss of property while in the mail;

f.	loss resulting from the failure of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the INSURED provided further that this Section 3.f. shall not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the INSURED.

g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the INSURED to design, develop, prepare, supply, service, write or implement programs for the INSURED’s Computer System; or

i.	loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the INSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer’s authentication mechanism except when such person accesses such system beyond the authority authorised by the INSURED.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.

4.	This bond does not directly or indirectly cover:

a.	loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

b.	loss resulting from forgery or any alteration;

c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 6.

Limit Of Liability/Non- Reduction And Non- Accumulation Of Liability

5.	At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of the Schedule, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

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Policy Number: FC1410078

b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

c.	all acts, other than those specified in a. above, of any one person, or

d.	any one casualty or event other than those specified in a., b., or c, above, shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in the Schedule of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or

ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery

6.	This Bond applies only to loss first discovered by an officer of the INSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the INSURED’s board of directors, head of legal department, or head of compliance department or equivalent in any jurisdiction being aware of:

a.	facts which may subsequently result in a loss of a type covered by this Bond, or

b.	an actual or potential claim in which it is alleged that the INSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof- Legal Proceedings Against Company

7.	a.	The INSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in the Schedule

b.	The INSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

c.	Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

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Policy Number: FC1410078

e.	This Bond affords coverage only in favor of the INSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the INSURED.

f.	Proof of loss involving Voice Initiated Funds Transfer Instruction shall include electronic recordings of such instructions.

Deductible Amount

8.	The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the INSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in the Schedule, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in the Schedule.

There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

Valuation

9.	BOOKS OF ACCOUNT OR OTHER RECORDS

The value of any loss of Property consisting of books of account or other records used by the INSURED in the conduct of its business shall be the amount paid by the INSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the INSURED for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of Property other than books of account or other records used by the INSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the INSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

OTHER PROPERTY

The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

Securities Settlement

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Policy Number: FC1410078

10.	In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the INSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY’S indemnity shall be:

a.	for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c.	for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY’S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the INSURED and at its sole discretion.

The INSURED shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the INSURED to obtain replacement securities.

Subrogation - Assignment - Recovery

11.	In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the INSURED’S rights of recovery against any person or entity to the extent of such payment. On request, the INSURED shall deliver to the COMPANY an assignment of the INSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the INSURED, shall be applied net of the expense of such recovery in the following order:

a.	first, to the satisfaction of the INSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the INSURED’S claim,

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Policy Number: FC1410078

c.	third, to the INSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

d.	fourth, to the INSURED in satisfaction of any loss suffered by the INSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Insured

12.	At the COMPANY’S request and at reasonable times and places designated by the COMPANY, the INSURED shall:

a.	Submit to examination by the COMPANY and subscribe to the same under oath,

b.	produce for the COMPANY’S examination all pertinent records, and

c.	cooperate with the COMPANY in all matters pertaining to the loss.

The INSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The INSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

13.	If the Bond is for a sole INSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint INSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all INSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one INSURED, other than an Investment Company.

a.	immediately on the taking over of such INSURED by a receiver or other liquidator or by State or Federal officials, or

b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the INSURED, or assignment for the benefit of creditors of the INSURED, or

c.	immediately upon such INSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

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Policy Number: FC1410078

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the INSURED or pro rata if terminated for any other reason.

If any partner, director, trustee, or officer or supervisory employee of an INSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the INSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the INSURED or any other person or entity, the INSURED:

a.	shall immediately remove such Employee from a position that would enable such Employee to cause the INSURED to suffer a loss covered by this Bond; and

b.	within seventy-two (72) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each INSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance

14.	Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

a.	the INSURED,

b.	a Transportation Company, or

c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity

15.	If any limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification

16.	This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole INSURED, no change or modification which would adversely affect the rights of the INSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

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Policy Number: FC1410078

If this Bond is for a joint INSURED, no charge or modification which would adversely affect the rights of the INSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

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Policy Number: FC1410078

The following clause(s) attach to and form part of the contract.

Sanction Limited and Exclusion Clause

No insurer shall be deemed to provide cover and no insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

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Policy Number: FC1410078

POLICYHOLDER DISCLOSURE NOTICE OF TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sub-limit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the “Act”) effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: USD -0-.

If you have any questions about this notice, please contact your agent or broker.

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Policy Number: FC1410078

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Insured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters’ rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon, and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Insured (or Reinsured) to give a written undertaking to the Insured (or Reinsured) that they will enter a general appearance upon Underwriters’ behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefrom, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

NMA 1998 (24/4/86) Form approved by Lloyd’s Underwriters’ Non-Marine Association.

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Extract Resolutions of the meeting of the Board of Trustees of Baillie Gifford Funds

March 20, 2014

Fidelity Bond Arrangements

VOTED:	That the Board of Trustees determines, after considering all relevant factors, including, but not limited to, (i) the value of the aggregate assets of the Trust to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of securities in the portfolio of the Trust, that the Trust’s fidelity bond arrangements are reasonable in form and amount; that the amount, type, form, coverage and terms (including the premium) of the fidelity bond arrangements presented to this Meeting be, and they hereby are, ratified and approved; and that the Officers of the Trust be, and each of them singly hereby is, authorized, in the name of and on behalf of the Trust, to take any and all actions necessary to effect such arrangements.

Insurance Arrangements

VOTED:	That the Trust’s E&O/D&O insurance arrangements in the amount, type, coverage and terms (including the premium) presented to this Meeting be, and they hereby are, ratified and approved; and that the officers of the Trust be, and each of them singly hereby is, authorized, in the name of and on behalf of the Trust, to take any and all actions necessary to effect such arrangements.

Certified as a true copy

	Date	6 May 2014.
A N G Macdonald

Secretary to Baillie Gifford Funds